

January 7, 2011

Dennis M. Goett
Chief Executive Officer
MangoSoft, Inc.
108 Village Square, Suite 315
Somers, NY 10589

> **Re:** **MangoSoft, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 29, 2010**
> **File No. 000-30781**

Dear Mr. Goett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

2010 Stock Option/Stock Issuance Plan

1.   Please tell us whether you have any current plans, proposals or arrangements to grant any specific awards under the plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A, applicable to you through Item 1 of Schedule 14C.

Amendment to Articles of Incorporation Changing the Name of the Company

2.   Please revise your filing to include a brief discussion of why you are changing your company name.

Dennis M. Goett
MangoSoft, Inc.
January 7, 2011
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel